UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Atlas Crest Investment Corp. II

(Name of Issuer)

Class A Common Stock, par value
$0.0001

(Title of Class of Securities)

049287 105
(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049287 105

1.	Name of Reporting Persons Atlas Crest Investment II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,625,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000(1) (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 049287 105

1.	Name of Reporting Persons Atlas Crest Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,625,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000(1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 049287 105

1.	Name of Reporting Persons Kenneth Moelis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,625,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000(1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-251893 and 333-252709). Atlas Crest Investment II LLC is the record holder of the shares reported herein. Each of the Issuer’s officers and directors are among the members of Atlas Crest Investment II LLC. Atlas Crest Manager LLC (“Manager”) is the sole managing member of Atlas Crest Investment II LLC. The sole managing member of Manager is Kenneth Moelis. Manager and Mr. Moelis have indirect voting and investment discretion with respect to the common stock held of record by Atlas Crest Investment II LLC. Each of Manager and Mr. Moelis disclaims any beneficial ownership of any shares held by Atlas Crest Investment II LLC except to the extent of their ultimate pecuniary interest.

(2)	Excludes 5,933,333 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 34,500,000 shares of Class A common stock and 8,625,000 shares of Class B common stock issued and outstanding as of the date of this filing.

Item 1.
	(a)	Name of Issuer
Atlas Crest Investment Corp. II (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
399 Park Avenue, 5th Floor, New York, NY 10022

Item 2.
	(a)	Name of Person Filing
Atlas Crest Investment II LLC, Atlas Crest Manager LLC and Kenneth Moelis (together, the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if none, Residence
399 Park Avenue, 5th Floor, New York, NY 10022

	(c)	Citizenship
Atlas Crest Investment II LLC is a limited liability company formed in Delaware. Atlas Crest Manager LLC is a limited liability company formed in Delaware. Kenneth Moelis is a citizen of the United States of America.

	(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001

Class A common stock is the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of the Issuer’s Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to Atlas Crest Investment II LLC or its affiliates upon conversion of loans made to the Issuer).

	(e)	CUSIP Number
049287 105

Item 3.	Not applicable.

Item 4.	Ownership
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 8,625,000 of the Issuer’s shares of Class B common stock, representing 20.0% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-251893 and 333-252709).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 34,500,000 shares of Class A common stock and 8,625,000 shares of Class B common stock issued and outstanding as of the date of this filing.

Atlas Crest Investment II LLC is the record holder of the shares reported herein. Atlas Crest Manager LLC (“Manager”) is the sole managing member of Atlas Crest Investment II LLC. The sole managing member of Manager is Kenneth Moelis. Manager and Mr. Moelis have indirect voting and investment discretion with respect to the common stock held of record by Atlas Crest II Investment LLC. Each of Manager and Mr. Moelis disclaims any beneficial ownership of any shares held by Atlas Crest Investment II LLC except to the extent of their ultimate pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

Atlas Crest Investment II LLC,
A Delaware limited liability Company

By:	Atlas Crest Manager LLC, as Managing Member

By:	/s/ Kenneth Moelis
Name:	Kenneth Moelis
Title:	Managing Member of Atlas Crest Manager LLC

Atlas Crest Manager LLC,
A Delaware limited liability Company

By:	/s/ Kenneth Moelis
Name:	Kenneth Moelis
Title:	Managing Member

/s/ Kenneth Moelis
Kenneth Moelis

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Atlas Crest Investment Corp. II , and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

Atlas Crest Investment II LLC,
A Delaware limited liability Company

By:	Atlas Crest Manager LLC, as Managing Member

By:	/s/ Kenneth Moelis
Name:	Kenneth Moelis
Title:	Managing Member of Atlas Crest Manager LLC

Atlas Crest Manager LLC,
A Delaware limited liability Company

By:	/s/ Kenneth Moelis
Name:	Kenneth Moelis
Title:	Managing Member

/s/ Kenneth Moelis
Kenneth Moelis